UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	001-34719
(SEC Filing Number)

785135104
NOTIFICATION OF LATE FILING	(CUSIP Number)

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: September 30, 2024

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

S&W SEED COMPANY
Full Name of Registrant

N/A
Former Name if Applicable

2101 Ken Pratt Blvd., Suite 201
Address of Principal Executive Office (Street and Number)

Longmont, Colorado 80501
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N- CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

S&W Seed Company, or the Company, has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q, or Quarterly Report, for the three months ended September 30, 2024 within the time period prescribed primarily due to the circumstance described below.

On July 24, 2024, S&W Seed Company Australia Pty Ltd, or S&W Australia, a wholly-owned subsidiary of the Company, adopted a voluntary plan of administration, or VA, based on its determination that it is likely to become “insolvent” within the meaning of section 436A(1) of Australia’s Corporations Act 2001. In Australia, VA is a process whereby an insolvent company is placed in the hands of one or more independent administrators whose role is to investigate the company’s affairs, to report to creditors and to recommend to creditors whether the company should enter into a deed of company arrangement, liquidation, or be returned to its board of directors. VA involves an investigation of available options to provide a better return to creditors and, if possible, to save the business.

The delay is due to the impact of the VA process on the Quarterly Report, including the additional time required to complete and compile the necessary financial information related to the deconsolidation of S&W Australia as of July 24, 2024 and the outcome of the VA process, and its impact on related disclosures throughout the Quarterly Report, and required to prepare a complete filing. The Company anticipates that the Quarterly Report will be filed on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Herrmann	(720)	896-7828
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s initial analysis, the Company anticipates significant changes in the Company’s results of operations for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023. Because the Company has not completed its financial statements to be included in the Quarterly Report due to the reasons stated above, the Company is currently unable to provide a reasonable estimate of any such material change in loss from operations.

Cautionary Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25, or this Form 12b-25, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "anticipates," "believe," "may," "future," "plan," "should" or "expects." Forward-looking statements in this Form 12b-25 include, but are not limited to, the expected timing of the filing of the Form 10-Q and the Company’s expected financial results to be included in the Form 10-Q. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including risks and uncertainties related to the compilation and finalization of the Company's financial statements and Quarterly Report. These and other risks are identified in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s Annual Report on Form 10-K for the year ended June 30, 2024 and in other filings subsequently made by the Company with the Securities and Exchange Commission. All forward-looking statements contained in this Form 12b-25 speak only as of the date on which they were made and are based on management's assumptions and estimates as of such date. The Company does not undertake any obligation to publicly update any forward-looking statements, whether as a result of the receipt of new information, the occurrence of future events or otherwise.

S&W Seed Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	/s/ Mark Herrmann
Mark Herrmann
President and Chief Executive Officer (Principal Executive Officer)